July 20, 2012

VIA EDGAR SUBMISSION

Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Broadwind Energy, Inc.
Form 10-K for the Year ended December 31, 2011 Filed March 14, 2012 Form 10-Q for the Quarter ended March 31, 2012 Filed May 9, 2012 File No. 1-34278

Dear Mr. Decker:

Broadwind Energy, Inc. (the “Company”) is in receipt of the correspondence from the U.S. Securities and Exchange Commission dated July 10, 2012 relating to the above-referenced filing (the “Comment Letter”).  The Company anticipates responding to the Comment Letter on or before August 7, 2012.

If you have any questions, please contact the undersigned at (630) 637-0315.

Very truly yours,

/s/ Stephanie K. Kushner
Stephanie K. Kushner
Executive Vice President and Chief Financial Officer

Broadwind Energy, Inc. 47 East Chicago Ave., Suite 332, Naperville, IL 60540  T 630.637.0315   F 630.637.8472     www.bwen.com